U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER 333-88179

(CHECK  ONE):
[ ]  FORM  10-K  AND  FORM  10-KSB    [ ]  FORM  11-K
[ ]  FORM  20-F   [X]  FORM  10-Q  AND  FORM  10-QSB   [ ]  FORM  N-SAR

FOR  PERIOD  ENDED:      SEPTEMBER  30,  2007

[ ]  TRANSITION  REPORT  ON  FORM  10-K  AND  FORM  10-KSB
[ ]  TRANSITION  REPORT  ON  FORM  20-F
[ ]  TRANSITION  REPORT  ON  FORM  11-K
[ ]  TRANSITION  REPORT  ON  FORM  10-Q  AND  FORM  10-QSB
[ ]  TRANSITION  REPORT  ON  FORM  N-SAR

FOR  THE  TRANSITION  PERIOD  ENDED:

READ  ATTACHED  INSTRUCTION  SHEET  BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING  IN  THIS  FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED  ANY  INFORMATION  CONTAINED  HEREIN.

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

PART I
REGISTRANT INFORMATION

FULL NAME OF REGISTRANT	UNITED RESTAURANT MANAGEMENT, INC.

FORMER NAME IF APPLICABLE	INTERNATIONAL TEST SYSTEMS, INC.

ADDRESS OF PRINCIPAL EXECUTIVE
OFFICES (STREET AND NUMBER)	20022 CREEK FARM RD.

CITY, STATE AND ZIP CODE	SAN ANTONIO, TEXAS 78259

PART II
RULE 12B-25(B) AND (C)

 IF  THE  SUBJECT  REPORT  COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE  AND  THE  REGISTRANT  SEEKS  RELIEF  PURSUANT  TO  RULE 12B-25 (B), THE

FOLLOWING  SHOULD  BE  COMPLETED.  (CHECK  APPROPRIATE  BOX)

/X/  (A)  THE REASONS  DESCRIBED  IN  REASONABLE  DETAIL  IN  PART III OF  THIS  FORM  COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT  OR  EXPENSE;

/X/  (B)  THE SUBJECT  ANNUAL  REPORT,  SEMI-ANNUAL  REPORT,  TRANSITION REPORT ON FORM 10-K, 10-KSB, 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE 15TH   CALENDAR DAY FOLLOWING  THE  PRESCRIBED  DUE  DATE;  OR  THE SUBJECT QUARTERLY REPORT  OR  TRANSITION  REPORT  ON  FORM 10-Q, 10-QSB, OR PORTION THEREOF  WILL  BE  FILED  ON  OR  BEFORE   THE  FIFTH CALENDAR DAY FOLLOWING  THE  PRESCRIBED  DUE  DATE;  AND

/  /   (C)  THE ACCOUNTANT'S  STATEMENT  OR  OTHER  EXHIBIT  REQUIRED BY RULE 12B-25(C)  HAS  BEEN  ATTACHED  IF  APPLICABLE.

PART III
NARRATIVE

STATE  BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF COULD NOT BE  FILED  WITHIN THE  PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

The registrant  has  experienced  delays  in  completing  its   financial statements for the quarter ended September 30, 2007, as its auditor has not had sufficient time to review its  financial  statements  for  the  quarter ended September 30, 2007. As a result, the registrant is delayed in filing its Form 10-QSB  for  the  quarter  ended  September 30, 2007.

PART IV
OTHER INFORMATION

(1)  NAME AND  TELEPHONE  NUMBER  OF  PERSON  TO  CONTACT  IN  REGARD  TO  THIS NOTIFICATION

DAVID M. LOEV	(713)	524-4110

(NAME)	(AREA CODE)	(TELEPHONE NUMBER)

(2)  HAVE ALL  OTHER  PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF  1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO,  IDENTIFY  REPORT(S).

                                                               [X]  YES  [ ]  NO

(3)  IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE  CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS  STATEMENTS   TO  BE  INCLUDED  IN  THE  SUBJECT  REPORT OR PORTION THEREOF?
                                                               [ ]  YES  [X]  NO

IF  SO,  ATTACH  AN  EXPLANATION  OF  THE  ANTICIPATED  CHANGE,  BOTH NARRATIVELY  AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS A  REASONABLE  ESTIMATE OF THE   RESULTS  CANNOT  BE  MADE.

INTERNATIONAL TEST SYSTEMS, INC.

(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

HAS  CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO  DULY  AUTHORIZED.

DATE:           November 14, 2007         BY /S/ CAREY G. BIRMINGHAM
                                                                 CAREY G. BIRMINGHAM, PRESIDENT

INSTRUCTION:  THE  FORM  MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANTOR  BY  ANY  OTHER  DULY  AUTHORIZED  REPRESENTATIVE.  THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE.  IF THESTATEMENT  IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN  ON  BEHALF  OF  THE  REGISTRANT  SHALL  BE  FILED  WITH  THE  FORM.

ATTENTION

INTENTIONAL  MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS  (SEE  18  U.S.C.  1001).

GENERAL INSTRUCTIONS

1.   THIS FORM  IS  REQUIRED BY RULE 12B-25 OF THE GENERAL RULES AND REGULATIONS UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934.

2.   ONE SIGNED  ORIGINAL  AND FOUR CONFORMED COPIES OF THIS FORM AND AMENDMENTS THERETO  MUST  BE  COMPLETED  AND  FILED  WITH  THE SECURITIES AND EXCHANGE COMMISSION,   WASHINGTON,  D.C.  20549,  IN  ACCORDANCE WITH RULE 0-3 OF THE GENERAL  RULES  AND REGULATIONS UNDER THE ACT. THE INFORMATION CONTAINED IN OR  FILED  WITH  THE FORM WILL BE MADE A MATTER OF THE PUBLIC RECORD IN THE COMMISSION  FILES.

3.   A MANUALLY  SIGNED  COPY  OF THE FORM AND AMENDMENTS THERETO SHALL BE FILE WITH  EACH NATIONAL SECURITIES EXCHANGE ON WHICH ANY CLASS OF SECURITIES OF THE  REGISTRANT   IS  REGISTERED.

4.   AMENDMENTS  TO  THE NOTIFICATION MUST ALSO BE FILED ON FORM 12B-25 BUT NEED NOT  RESTATE  INFORMATION THAT HAS BEEN CORRECTLY FURNISHED. THE FORM SHALL BE  CLEARLY   IDENTIFIED  AS  AN  AMENDED  NOTIFICATION.